August 9, 2005

Mr. Mark A Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance
Washington, D.C. 20549-0405
(202) 772-9220 (Fax)

      Re:  Quest Resource Corporation
           Form 10-KSBT/A for the Transition Period from June 1, 2004 to December 31, 2004
           Filed April 08, 2005
           Response letter from SEC dated July 27, 2005 File No. 000-17371


Dear Mr. Wojciechowski:

      In response to your letter dated July 27, 2005 of your review of Form 10-KSBT/A for the Transition Period from June 1, 2004 to December 31, 2004, please note the following reply. The paragraph numbers below correspond to those in your letter of July 27, 2005 (or the original June 22, 2005 comment where noted).

Form 10-KSBT/A for the Transition Period from June l, 2004 to December 31, 2004
-------------------------------------------------------------------------------

General
-------

Commission Comment:

      1. Please submit all draft disclosure revisions that you agreed to make in responding to comments in our June 22, 2005 letter. Please understand that it well be necessary to amend your filing to include these disclosures, as well as to indicate the timing of your evaluation of disclosure controls and procedures, and to include all of the comparable interim information required under Rule 13a-10 of Regulation 13A.

Registrant Response:

      As requested, the proposed draft disclosure revisions to the Form 10-KSBT/A are provided below. We are providing these disclosures to the staff for their review prior to filing the From 10-KSBT/A in order to obtain the staff's confirmation that these disclosures are responsive to the staff's comments. Upon receipt of such confirmation, we will promptly file the amended filing.



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Securities and Exchange Commission
August 9, 2005
Page 2 of 16


Form 10-KSBT/A for the Transition Period from June l, 2004 to December 31, 2004
-------------------------------------------------------------------------------

Exploration and Production Activities, page 7
---------------------------------------------
Natural Gas and Oil Reserves, page 8
------------------------------------

Commission Comment:

      A. (Comment 1 in June 22, 2005 SEC letter) Your disclosure states that the table summarizing reserve estimates and analysis of net proved reserves is in accordance with SEC guidelines. However, the measures of Present Value of Future Net Cash Flow that you present do not agree with the corresponding amounts presented in Note 18 -- SFAS 69 Supplemental Disclosures (unaudited). For example, as of December 31, 2004, the present value disclosed in the table is $401,100,000 as compared to $295,603,000 in Note 18. Please expand your disclosure to discuss the reasons the amounts are different.

Registrant Response:

      The following footnote "(a)" will be added to the table on page 8 of the Form 10-KST/A.


                                                  December 31,                               May 31,
                                                -----------------  ------------------------------------------------------------
                                                      2004               2004                 2003                 2002
                                                -----------------  ------------------  -------------------  -------------------
Proved Developed Gas Reserves (mcf)                   81,467,300          62,558,900           14,016,064            6,356,220
Proved Undeveloped Gas Reserves (mcf)                 68,376,600          71,017,300           14,254,570            8,513,750
Total Proved Gas Reserves (mcf)                      149,843,900         133,576,200           28,270,634           14,869,970
Proved Developed Oil Reserves (bbl)                       47,834              57,105               43,083               45,944
Proved Undeveloped Oil Reserves (bbl)                          -                   -                    -              177,262
Total Proved Oil Reserves (bbl)                           47,834              57,105               43,083              223,206
Future Net Cash Flow (after operating expenses)     $611,106,300        $482,745,600          $95,572,500          $25,854,629
Present Value of Future Net Cash Flow (a)           $401,100,700        $318,356,000          $69,954,990          $17,367,534


     (a) The standardized measure of discounted net cash flows at December 31, 2004 was $295.6 million.

Financial Statements
--------------------

Commission Comment:

      B. (Comment No. 3 in June 22, 2005 SEC letter). Please include financial statements for that portion of the preceding year that is comparable to your transition period to comply with Exchange Act Rule 13a-10(b), or explain to us why you believe this guidance does not apply to you.



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Securities and Exchange Commission
August 9, 2005
Page 3 of 16


Registrant Response:

      The following new footnote will be added to the financial statements in the Form 10-KSBT/A.

19.  Comparison of Certain Financial Data Due To Change in Fiscal Year End


Seven months ended December 31, 2004 compared to the seven months ended December 31, 2003

      The Company has changed its fiscal year-end from May 31 to December 31. As a result of this change, the Company has prepared financial statements for the seven-month transition period ended December 31, 2004. Accordingly, the following results of operations compares audited balances for the seven months ended December 31, 2004 to the unaudited balances for the seven months ended December 31, 2003.

                                              Seven months ended December 31,
                                           ---------------- -- -----------------
                                                  2004               2003
                                           ----------------    -----------------
                                                                (unaudited)
  Oil and gas sales                         $   24,201,000        $   8,755,000
  Gas pipeline revenue                           1,918,000            1,289,000
  Other revenue and expense                         37,000           (1,356,000)
                                           ----------------    -----------------
    Total revenues                              26,156,000            8,688,000

  Oil and gas production                         5,389,000            2,267,000
  Pipeline operating                             3,653,000            1,140,000
  General & administrative expense               2,681,000              831,000
  Depreciation, depletion & amortization         7,671,000            2,235,000
  Other costs of revenues                               --               (8,000)
                                           ----------------    -----------------
    Total costs and expenses                    19,394,000            6,465,000
                                           ----------------    -----------------

Operating income                                 6,762,000            2,223,000

  Change in derivative fair value               (1,487,000)           3,312,000

  Interest expense                             (10,147,000)          (2,377,000)
  Interest income                                    9,000                   --
                                           ----------------    -----------------

Income (loss) before income taxes               (4,863,000)           3,158,000
Income tax (expense)                                    --           (1,263,000)
                                           ----------------    -----------------
Net income (loss)                           $   (4,863,000)       $   1,895,000
                                           ================    =================

      The following analysis of cash flows compares the audited seven months ended December 31, 2004 to the seven months ended December 31, 2003.


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Securities and Exchange Commission
August 9, 2005
Page 4 of 16




                                                                   Seven months ended December 31,
                                                                  -----------------------------------
                                                                         2004               2003
                                                                  ----------------    -----------------
                                                                                                   (unaudited)

Cash flows from operating activities:
  Net income (loss)                                                $  (4,863,000)        $  1,895,000
  Adjustments to reconcile net income (loss) to cash provided by operations:
       Depreciation & depletion                                        8,033,000            2,235,000
       Accrued interest subordinated notes                             4,866,000              210,000
       Change in derivative fair value                                 1,487,000           (3,312,000)
       Cumulative effect of accounting change                                  -               47,000
       Deferred income taxes                                                   -            1,263,000
       Accretion of line of credit                                             -            1,204,000
       Stock issued for services                                               -               62,000
       Stock issued for director fees                                     62,000                    -
       Amortization of loan origination fees                             530,000              172,000
       Other                                                             191,000                    -
  Change in assets and liabilities:
       Accounts receivable                                               893,000           (2,397,000)
       Other receivables                                                  85,000                    -
       Other current assets                                               16,000                    -
       Inventory                                                         208,000              130,000
       Accounts payable                                               13,628,000            1,201,000
       Revenue payable                                                   222,000              836,000
       Accrued expenses                                                  126,000                    -
                                                                -----------------   ------------------
            Net cash provided by operating activities                 25,484,000            3,546,000
  Cash flows from investing activities:
       Acquisition of proved gas & oil properties-Devon                        -         (111,220,000)
       Acquisition of gas gathering pipelines-Devon                            -          (21,864,000)
       Equipment, development & leasehold costs                      (48,287,000)          (6,425,000)
       Other assets                                                     (527,000)            (188,000)
                                                                -----------------   ------------------
            Net cash used in investing activities                    (48,814,000)        (139,697,000)
  Cash flows from investing activities:
       Long-term debt                                                136,118,000           89,450,000
       Repayments of note borrowings                                (104,732,000)         (19,500,000)
       Proceeds from subordinated debt                                         -           51,000,000
       Refinancing costs-UBS                                          (4,942,000)                   -
       Accounts payable-Devon holdback                                         -           12,417,000
       Dividends paid                                                     (6,000)              (5,000)
       Proceeds from the issuance of common stock                        480,000              500,000
       Change in other long-term liabilities                            (638,000)                   -
                                                                -----------------   ------------------
            Net cash provided by financing activities                 26,280,000          133,862,000
                                                                -----------------   -----------------
       Net increase in cash                                            2,950,000           (2,289,000)
       Cash, beginning of period                                       3,508,000            2,689,000
                                                                -----------------   -----------------
       Cash, end of period                                         $   6,458,000         $    400,000
                                                                =================   =================



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Securities and Exchange Commission
August 9, 2005
Page 5 of 16


Principles of Consolidation and subsidiaries, page F-7
------------------------------------------------------

Commission Comment:

      C. (Comment No. 4 in June 22, 2005 SEC letter). Expand your disclosure to describe more thoroughly the accounting treatment that was applied to record the formation of Quest Cherokee LLC. Regarding the membership units of Quest Cherokee LLC, disclose your ownership interest as well as Archlight's ownership interest, and provide detail of the pertinent rights and privileges of both the Class A and Class B units.

Registrant Response:

      Footnote 1. "Basis of Presentation and Summary of Significant Accounting Policies--Principles of Consolidation" will be replaced with the following:

      Principles of Consolidation and Subsidiaries

      Ownership of Subsidiaries; Formation of Quest Cherokee.
      -------------------------------------------------------

           Company's subsidiaries consist of:

     o Quest Cherokee, LLC, a Delaware limited liability company ("Quest Cherokee"),
     o    Bluestem   Pipeline,   LLC,  a  Delaware  limited   liability  company
          ("Bluestem"),
     o Quest Cherokee Oilfield Service, LLC, a Delaware limited liability company ("QCOS"),
     o    Quest Energy Service, Inc., a Kansas corporation ("QES"),
     o    Quest Oil & Gas Corporation, a Kansas corporation ("QOG"),
     o    Ponderosa Gas Pipeline Company, a Kansas corporation ("PGPC"),
     o    Producers Service, Incorporated, a Kansas corporation ("PSI"),
     o    J-W Gas Gathering, L.L.C., a Kansas limited liability ("J-W Gas"), and
     o    STP Cherokee, Inc., an Oklahoma corporation ("STP").

           QES, QOG, PGPC and STP are wholly-owned by the Company. PGPC owns all of the outstanding capital stock of PSI and PSI is the sole member of J-W Gas.

           Quest Cherokee was formed on December 22, 2003 to own and operate the Company's oil and gas properties in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma. Upon its formation, QES, QOG, PGPC, STP, PSI and J-W Gas contributed all of their natural gas and oil properties in the Cherokee Basin with an agreed upon value of $51 million in exchange for all of the membership interests in Quest Cherokee. The transfer of these properties was treated as a corporate restructuring. For financial reporting purposes, the properties transferred to Quest Cherokee by the Company and its subsidiaries, were transferred at historical cost.

           Subsequent to the formation of Quest Cherokee, Cherokee Energy Partners, LLC, a wholly owned subsidiary of ArcLight Energy Partners Fund I, L.P. ("ArcLight"), purchased a $51 million of 15% junior subordinated promissory notes of Quest Cherokee at par. In connection with the purchase of the subordinated promissory notes, the original


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Securities and Exchange Commission
August 9, 2005
Page 6 of 16


      limited liability company agreement for Quest Cherokee was amended and restated to, among other things, provide for Class A units and Class B units of membership interest, and ArcLight acquired all of the Class A units of Quest Cherokee in exchange for $100. The existing membership interests in Quest Cherokee owned by the Company's subsidiaries were converted into all of the Class B units.

           Quest Cherokee is the sole member of Bluestem and QCOS.

           Since the Company is anticipated to ultimately control 65% of the cash flows of Quest Cherokee (See "--Distributions of Net Cash Flow of Quest Cherokee" below), the results of operation of Quest Cherokee have been included in these consolidated financial statements. For the period from inception through December 31, 2004, Quest Cherokee incurred operating losses. Operating losses are allocated 30% to the holders of the Class A units until their membership interest of $100 is reduced to zero; thereafter all losses are allocated 100% to the Company.

           Financial reporting by the Company's subsidiaries is consolidated into one set of financial statements for QRC.

      Ownership of Company Assets.
      ---------------------------

           Quest Cherokee owns and operates all of the Company's Cherokee Basin natural gas and oil properties. Quest Cherokee Oilfield Service owns and operates all of the Company's vehicles and equipment and Bluestem owns all of the Company's gas gathering pipeline assets in the Cherokee Basin. QES employs all of the Company's non-field employees and has entered into an operating and management agreement with Quest Cherokee to manage the day-to-day operations of Quest Cherokee in exchange for a monthly manager's fee of $292,000 (the "Management Agreement"). The costs associated with field employees, first level supervisors, exploration, development and operation of the properties and certain other direct charges are borne by QCOS. STP owns properties located in Texas and Oklahoma outside of the Cherokee Basin, and QES and STP own certain equipment used at the corporate headquarters offices.

      Distributions of Net Cash Flow of Quest Cherokee.
      -------------------------------------------------

           Under the terms of the limited liability company agreement for Quest Cherokee, the net cash flow (as defined therein) of Quest Cherokee was initially to be distributed generally 85% to the holders of the subordinated promissory notes and 15% to the holders of the Class B units until the subordinated promissory notes had been repaid. Thereafter, the net cash flow of Quest Cherokee was generally to be distributed 60% to the holders of the Class A units and 40% to the holders of the Class B units, until the holders of the subordinated notes and the Class A units had received a combined internal rate of return of 30% on their cash invested. Thereafter, the net cash flow of Quest Cherokee was generally to be distributed 30% to the holders of the Class A units and 70% to the holders of the Class B units.

           In February 2005, ArcLight purchased an additional $12 million of 15% junior subordinated promissory notes. As a condition to the purchase of these additional subordinated promissory notes:


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Securities and Exchange Commission
August 9, 2005
Page 7 of 16


     o the portion of Quest Cherokee's net cash flow that is required to be used to repay the subordinated promissory notes was increased from 85% to 90%, and the portion of the net cash flow distributable to the Company's subsidiaries, as the holders of all of Quest Cherokee's Class B units, was decreased from 15% to 10%, until the subordinated promissory notes have been repaid; and

     o after the subordinated promissory notes have been repaid and ArcLight has received a 30% internal rate of return on its investment in Quest Cherokee, Quest Cherokee's net cash flow will be distributed 35% to ArcLight (as the holder of the Class A units) and 65% to the Company's subsidiaries (as the holders of the Class B units); previously such net cash flow would have been distributed 30% to ArcLight and 70% to the Company's subsidiaries.

           Quest Cherokee has the option to issue to ArcLight an additional $3 million of 15% junior subordinated promissory notes. In the event that the Company exercises this option:

     o the interest rate on the subordinated promissory notes would increase from 15% to 20%;
     o the portion of Quest Cherokee's net cash flow that is required to be used to repay the subordinated promissory notes would be further increased from 90% to 95%, and the portion of the net cash flow distributable to the Company's subsidiaries, as the holders of all of Quest Cherokee's Class B units, would be further decreased from 10% to 5%, until the subordinated promissory notes have been repaid; and
     o after the subordinated promissory notes have been repaid and ArcLight, as the holder of the Class A units, has received a 30% internal rate of return on its investment in Quest Cherokee, Quest Cherokee's net cash flow would be distributed 40% to ArcLight (as the holder of the Class A units) and 60% to the Company's subsidiaries (as the holders of the Class B units).

           These percentages may be altered on a temporary basis as a result of certain permitted tax distributions to the holders of the Class B units; however, future distributions will be shifted from the Class B unit holders to the Class A unit holders until the total distributions are in line with the above percentages.

      Mangement of Quest Cherokee.
      ----------------------------

           Quest Cherokee is managed by a board of four managers. The holders of the Class A units (as a class) and the Class B units (as a class) are each entitled to appoint two managers. In general, the vote of all the managers is required to approve any matter voted on by the managers. If there is a conflict of interest, then the managers that have the conflict of interest will not be entitled to vote on the matter. The vote of a majority of each of the Class A units and Class B units is required to approve any matter submitted to a vote of the members.



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Securities and Exchange Commission
August 9, 2005
Page 8 of 16



      Effect of a Change of Control.
      ------------------------------

           Under the limited liability company agreement of Quest Cherokee, if a change of control or involuntary transfer occurs with respect to (1) either the Class B members or the Company or (2) the Class A members prior to the third anniversary date, then in either case the Quest Cherokee Board representatives of the class of members that has not undergone a change of control or involuntary transfer will have the right to take all actions on the part of Quest Cherokee in pursuing an exit transaction. An exit transaction will generally consist of a sale of all or substantially all of the assets of Quest Cherokee, a merger or consolidation, interest exchange or similar transaction with an unaffiliated party.

           "Change of Control" is defined under the limited liability company agreement as follows:

           For public companies, a "Change of Control" is deemed to have occurred under the limited liability company agreement at such time as any of the following occur:

     o with respect to the Company only, on or after the date that Douglas L. Lamb, Jerry D. Cash or any immediate family member of either of them sells or transfers 20% or more of the number of shares of the Company's common stock owned or held by any of them as of December 22, 2003,
     o a tender offer or exchange offer is made and consummated for the ownership of 33.33% or more of the outstanding voting securities of the public company,
     o the public company is merged or consolidated with another corporation (an "Other Entity") and as a result of such merger or consolidation less than 40% of the outstanding voting securities of the surviving or resulting corporation are owned directly or indirectly in the aggregate by the former stockholders of the public company other than the Other Entity or its affiliates, as the same shall have existed immediately prior to such merger or consolidation,
     o the public company sells or otherwise transfers substantially all of its assets to another entity which is not wholly-owned directly or indirectly by the public company or one of its subsidiaries,
     o a person, within the meaning of section 3(a)(9) or section 13(d)(3) of the Securities Exchange Act of 1934, acquires 33.33% or more of the outstanding voting securities of the public company (whether directly, indirectly, beneficially or of record), or
     o individuals who, as of December 22, 2003, constitute the board of directors of the public company (the "Incumbent Board") cease for any reason to constitute a majority of the board of directors of the public company, provided, that any individual becoming a director subsequent to December 22, 2003 whose election, or nomination for election by the public company's shareholders, was approved by a vote of at least a majority of directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the public company.

           For private companies, a "Change of Control" is deemed to have occurred under the limited liability company agreement at such time as any of the following occur:


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Securities and Exchange Commission
August 9, 2005
Page 9 of 16



     o a tender offer or exchange offer is made and consummated for the ownership of 50% or more of the outstanding voting securities of the private company,
     o the private company is merged or consolidated with another entity ("Constituent Party") and as a result of such merger or consolidation 50% or less of the outstanding voting securities of the surviving or resulting entity is owned directly or indirectly in the aggregate by the former stockholder(s) of the private company or their affiliates, other than affiliates of the Constituent Party, as the same existed immediately prior to such merger or consolidation,
     o the private company sells or otherwise transfers substantially all of its assets to another entity which is not wholly-owned, directly or indirectly, by the private company, one of its subsidiaries or its parent company,
     o a person (which is not wholly-owned, directly or indirectly, by such person or one of its subsidiaries or its parent company), within the meaning of section 3(a)(9) or section 13(d)(3) of the Securities Exchange Act of 1934, acquires 50% or more of the outstanding voting securities of the private company (whether directly, indirectly, beneficially or of record), or
     o a distribution or sale of voting securities of the private company is consummated and as a result of such distribution 80% or less of the outstanding voting securities of the private company is owned directly or indirectly in the aggregate by the former stockholder(s) of the private company or their affiliates.

           In addition, with respect to the Company and the Class B members, a Change of Control will also be deemed to have occurred if a "change of control" occurs under the documents related to the subordinated promissory notes or Quest Cherokee's bank credit facilities.

           A Change of Control of an entity will also be deemed to have occurred if any person that controls such entity experiences a "Change of Control"; provided, however, that this provision only applies with respect to Cherokee Energy Partners to the extent that any of the change of control events for a private company occurs with respect to Cherokee Energy Partners' sole member, ArcLight Energy Partners Fund I, L.P.

      Terms of Subordinated Promissory Notes.
      ---------------------------------------

           The subordinated promissory notes accrue interest at the rate of 15% per annum and have a maturity date of October 22, 2010. Quest Cherokee has the option to extend the maturity of the subordinated promissory note until December 22, 2010. Interest on the subordinated promissory notes is payable on January 31, April 30, July 31 and October 31 of each year. Quest Cherokee has the option to pay accrued interest on the subordinated promissory notes by issuing additional subordinated promissory notes as payment for the accrued interest. The entire principal amount is due at the maturity date.
      See Note 3 "Long-Term Debt--Subordinated Promissory Notes" for a description of provisions in the Company's credit agreement that limit Quest Cherokee's ability to repay the subordinated promissory notes.



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Securities and Exchange Commission
August 9, 2005
Page 10 of 16


      Effect of Early Termination of Quest Cherokee.
      ----------------------------------------------

           In the event that Quest Cherokee is dissolved on or before December 22, 2006 (an "Early Liquidation Event"), the holders of the subordinated promissory notes will be entitled to a make-whole payment. Initially, the make-whole payment was equal to the difference between the amount the holders of the subordinated promissory notes have received on account of principal and interest on the subordinated promissory notes and $76.5 million (150% of the original principal amount of the subordinated promissory notes). In connection with the purchase of additional subordinated promissory notes in February 2005, the Quest Cherokee limited liability company agreement was amended to change the make-whole payment to an amount equal to the difference between the amount the holders of the subordinated promissory notes have received on account of principal and interest on the subordinated promissory notes and 140% of the original principal amount of the subordinated promissory notes--this change effectively removed any make-whole premium with respect to the additional subordinated promissory notes issued in February 2005 in the event of an early liquidation of Quest Cherokee.

           In the event of an Early Liquidation Event, the holders of the subordinated promissory notes are entitled to 100% of the net cash flow until they have received the make-whole payment.

      Provisions relating to the transfer of Quest Cherokee Units.
      ------------------------------------------------------------

           At any time following the point in time at which net cash flow will be distributed 35% to the Class A members and 65% to the Class B members, either the Class A members or the Class B members may deliver a notice to the other class of members offering to sell all of the offeror's units to the offeree, or to buy all of the offeree's units, at a specified price and any other terms of transfer, based upon an assumed value of Quest Cherokee and with the price being tied to 65% of such assumed value with respect to Class B units and 35% of such assumed value with respect to Class A units. The offeree may subsequently notify the offeror whether the offeree elects to buy all of the offeror's units or sell all of the offeree's units at the applicable price and terms. The purchasing member would also be required to pay to the selling member the amount of any outstanding loans held by the selling member to Quest Cherokee or the other member.

           Subject to various requirements, in the event that a Class B member desires to transfer its units to a party other than a Class A member or an affiliate of such Class B member, then a Class A member has certain rights to require that an equivalent number of its units be included in the proposed transfer upon the same terms and conditions, other than price, which must be not less than a specified price per Class A unit based generally upon a hypothetical distribution if all assets of Quest Cherokee were sold for cash at fair market value and its liabilities were satisfied.

           Subject to various requirements, if the Class A member desires to transfer any of its units, the Class A member must first notify the Class B members of the desire to sell such units and request the Class B members to make an offer to purchase the units. If the Class B members are interested in purchasing the units, the Class B members must make a binding offer to purchase the units for cash at a specified price. If the Class A member

Securities and Exchange Commission
August 9, 2005
Page 11 of 16



      accepts the offer, then the Class B members will be obligated to purchase the units. Any loans owing by Quest Cherokee or any of the Class B members to the Class A member (including, without limitation, the subordinated promissory note) must also be repaid in connection with such purchase (or a proportionate amount repaid in the case of a transfer of less than all of the Class A member's units). If the Class A member does not accept the offer, then the Class A member may transfer the units to a third party, but only if the price received by the Class A member for the units exceeds the price offered by the Class B members.

      Minority Investments; Other.
      ----------------------------

           Investments in which the Company does not have a majority voting or financial controlling interest are accounted for under the equity method of accounting unless its ownership constitutes less than a 20% interest in such entity for which such investment would then be included in the consolidated financial statements on the cost method. All significant inter-company transactions and balances have been eliminated in consolidation.

Commission Comment:

      D. (Comment No. 6 in June 22, 2005 SEC letter). Please disclose the estimated timing of the repayment of the subordinated promissory notes, and indicate when you expect the holders of the subordinated notes will reach an internal rate of return of 30% on their cash invested.

Registrant Response:

      Please see reply to Comment 2 of the July 27, 2005 SEC letter set forth below.

Note 17 -- Natural Gas Hedging Activities, page F-27
----------------------------------------------------

Commission Comment:

      E. (Comment No. 7 in June 22, 2005 SEC letter). Please disclose the estimated amount of unrealized gains or losses expected to be reclassified into earnings within the next 12 months to comply with the guidance in SFAS 133, paragraph 45(b)(2).

Registrant Response:

      The following changes will be made to footnote 17 of the financial statements included in the Form 10-KSBT/A:

(1) The following new paragraph will be inserted after the last paragraph under Footnote 17. "Derivatives--Natural Gas Hedging Activities"


      Based upon market prices at December 31, 2004, the estimated amount of unrealized losses for fixed-price contracts shown as adjustments to other comprehensive income that are expected to be reclassified into earnings as actual contract cash settlements are realized within the next 12 months is $9.5 million.

Securities and Exchange Commission
August 9, 2005
Page 12 of 16




(2) The following sentence will be added to the end of the second paragraph under Footnote 17. "Derivatives--Interest Rate Hedging Activities"

      Based upon market prices at December 31, 2004, the estimated amount of unrealized gains for interest rate swaps and caps shown as adjustments to change in derivative fair value in the statement of operations that are expected to be reclassified into earnings as actual contract cash settlements are realized within the next 12 months is $202,000.

(3) The last paragraph under Footnote 17. "Derivatives--Change in Derivative Fair Value" will be deleted.

Commission Comment:

      F. (Comment No. 8 in June 22, 2005 SEC letter). In the second paragraph following the table, you state you expect a gain of $9.3 million will be recorded in 2005 related to the unwinding of previously recognized net losses as the actual contract cash settlements are realized. Please disclose the reasons for the difference between the amounts reflected in your financial statements and your expected terms of settlement. Tell us the authoritative accounting literature you believe supports the recognition of this gain in 2005.

Registrant Response:

      Please refer to registrant response in item "E" above (responding to Comment No. 7 in the June 22, 2005 SEC letter.

Controls and Procedures, page 30
--------------------------------

Commission Comment:

      G. (Comment No. 9 in June 22, 2005 SEC letter). Your discussion regarding the effectiveness of your disclosure controls and procedures does not indicate the effective date of your chief executive officer and chief financial officers' conclusion. Please revise your filing to include the effective date of the officers' conclusions. Refer to Item 307 of Regulation S-B for further guidance.

Registrant Response:

      The first sentence of the first paragraph of Item 8A. "Controls and Procedures" will be replaced with the following:

      The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures as of December 31, 2004.

Commission Comment:

      H. (Comment No. 10 in June 22, 2005 SEC letter) We note your statement that your chief executive officer and chief financial officer "concluded that the Company's disclosure controls and procedures were effective in all material respects to provide reasonable assurance

Securities and Exchange Commission
August 9, 2005
Page 13 of 16



that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please note that this disclosure includes only a portion of the definition of disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e) or 15d-15(e). Revise your disclosure to state, if true, that your disclosure controls and procedures arc also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Registrant Response:

      The second sentence of the first paragraph of Item 8A. "Controls and Procedures" will be replaced with the following:

   Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, the Company's disclosure controls and procedures are effective in all material respects to provide reasonable assurance that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and are effective to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Commission Comment:

      2. We note your response to comment 6 from our June 22, 2005 letter, concerning the timing of the repayment of the subordinated notes and when the holders of the notes will reach an internal rate of return of 30% on their cash invested. Disclose the method by which you are accounting for amounts payable under the internal rate of return provision, quantify such amounts payable as of the balance sheet date, and cite the specific authoritative literature that you relied upon in establishing your methodology.

Registrant Response:

      The Class A member of Quest Cherokee also owns the subordinated promissory notes. The subordinated promissory notes carry a stated interest rate of 15%. As provided for in the subordinated promissory notes, the Company is currently paying the accrued interest on these notes "in-kind" by adding the accrued interest to the outstanding principal balance on a quarterly basis. Once the Company pays this amount (i.e., the initial principal balance plus 15% interest compounded quarterly) to the holder of the subordinated promissory notes in cash, the subordinated promissory notes will be paid in full and the Company will have no further liability with respect to the subordinated debt.

      Quest Cherokee is a Variable Interest Entity and we are following the guidance of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" in recording its activities in the Company's financial statements. As described in above, the method of allocating cash flows to its members is defined

Securities and Exchange Commission
August 9, 2005
Page 14 of 16


in detail in Quest Cherokee's Amended and Restated Limited Liability Company Agreement. In accordance with the terms of this agreement, after the subordinated promissory notes are paid in full, the Class A members receive 40% of cash flows until such time as they received an effective internal rate of return of 30% factoring in the return on the subordinated promissory notes. Thereafter the Class A members are to receive 35% of cash flows.

      The 30% internal rate of return allocated to the Class A members is only achieved at such time as Quest Cherokee has sufficient available net cash flow to make this distribution of cash to the Class A members.

Natural Gas and Oil Properties, page F-9
----------------------------------------

Commission Comment:

      3. We note your response to comment 2 from our June 22, 2005 letter, explaining that the present value of future net cash flows presented in Note 18 does not take into account the effects of your natural gas hedging program. The guidance in SAB Topic 12(D)(3)(b) pertains to derivative contracts that are accounted for as cash flow hedges under SFAS 133, and requires hedge adjusted prices to be utilized in conduction the full cost ceiling test under Rule 4-10(c)(4) of Regulation S-X. Please comply with the requirements of SAB Topic 12(D)(3)(b), including the disclosure provisions. If you believe no revision is necessary due to the absence of different results applying this guidance, or regard the changes as immaterial, submit an analysis supporting your review.

Registrant Response:

      The Company believes that no revision to the disclosure in the Form 10-KSBT/A is necessary, because no difference would result from the inclusion of hedge adjusted prices. A schedule setting forth our analysis is as follows:

Securities and Exchange Commission
August 9, 2005
Page 15 of 16



Quest Resource Corporation
Ceiling test for full cost
pool
FPE 12-31-04

Rules 4-10(C)(4) pf regulation S-X provides , in pertinent part, that capitalized cost, net of accumulated depreciation and amortization, and deferred income taxes, should not exceed an amount equal to the sum of the components that include the present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented.



Future production revenues                                                           959,591,000      Y     U.9
Future production costs                                                             (274,015,000)     Y     U.9
Less future development costs                                                        (74,470,000)     Y     U.9
                                                                                 --------------------

                                                                                     611,106,000
Future Income taxes                                                                 (160,734,000)
                                                                                 --------------------
Discount
                                                                                     450,372,000
Discount                                                                            (154,769,000)
                                                                                 --------------------

Discounted present value of future cash flows from proved oil and gas reserves       295,603,000

Natural gas derivative liability, net of income taxes of $8.99 million               (13,486,000)
Other comprehensive loss related to hedging activities                               (11,143,000)     (euro)
------------------------------------------------------                           --------------------

Value to use for comparison in ceiling test                                          270,974,000
                                                                                 ====================


Capitalized costs in full cost pool                                                  154,427,000      (euro)

Less accumulated DD &A                                                               (16,707,000)     (euro)


Deferred income taxes                                                                          -      No deferred income taxes
                                                                                 -------------------- accrued at 12-31-04

Net capitalized costs to be recovered                                                137,720,000
                                                                                 ====================

Excess of present value of future cash flows over net capitalized costs              133,254,000
                                                                                 ====================


Conclusion - No valuation allowance required as of 12-31-04.

(euro) - Agreed to Financial Statements
as of 12-31-04

Y - Agreed to Reserve
Report as of 1-1-05


Securities and Exchange Commission
August 9, 2005
Page 16 of 16





Income taxes
   Future cash flow                          611,106,000
   Less remaining basis in properties       (138,358,000)
                                           --------------------

                                             472,748,000
Federal tax rate                                        34%
                                           --------------------

                                             160,734,320
                                           ====================

Discount
   Future value of cash flows                611,106,000
  Less present value of cash flows           401,101,000
                                           --------------------

                                             210,005,000
Prorata share of discount after taxes                   74%
                                           --------------------

                                             154,769,176
                                           ====================

      If you have any questions or require any additional information with respect to this letter, please telephone the undersigned at (405) 488-1306, extension 23.


                                   Very truly yours,


                                   /s/ David Grose
                                   ____________________________
                                   David Grose
                                   Chief Financial Officer